================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, Place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                     behalf of the person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

     X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


================================================================================

The following press release was issued by Pechiney (the "Company" or "Pechiney") on July 7, 2003. Pechiney shareholders are urged to read Pechiney's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov.


--------------------------------------------------------------------------------

PRESS RELEASE

PROPOSED UNSOLICITED OFFER FOR PECHINEY BY ALCAN

Paris, July 7, 2003: Pechiney has just been informed that the Alcan Group has launched a proposed unsolicited public offer for its shares in order to take control of the company. There have been no consultations between the two groups before Alcan's decision to launch its proposal.

Pechiney expresses surprise at this unfriendly approach.

Pechiney notes that this proposed offer is subject to conditions, including authorisation by the competition authorities. This proposal, of which the outcome is uncertain, has negative implications for the company, its employees and its shareholders.

Thanks to its technological leadership and its commitment to continuous improvement, Pechiney's strategy has allowed it to reinforce its position in primary aluminum and to strengthen its position in the aerospace and automotive industries, as well as to reaffirm its leadership in the packaging fields. Viewed in this context the proposed offer seriously undervalues the strategic potential of the Pechiney Group.

Pechiney's Board of Directors will meet shortly to review the proposal vis-a-vis the intrinsic and strategic value of the company as well as from an industrial and shareholder value creating perspective.

Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of (euro)11.9 billion in 2002. It employs 34,000 employees.

*************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:

Charles L. Ranunkel: Tel: 33 1 56 28 25 07
Fax 33 1 56 28 33 38
PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

Press Contacts:

Chrystele Ivins: Tel: 33 1 56 28 24 18
chrystele.ivins@pechiney.com

Stephan Giraud: Tel: 33 1 56 28 24 19
stephan.giraud@pechiney.com